SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2020

Commission File No.:  001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant's name into English)

Belgium

(Jurisdiction of Incorporation )

Brouwerijplein 1
3000 Leuven, Belgium
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-223774) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description
1.1

Pricing Agreement, dated April 1, 2020, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto, and Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities, LLC.

4.1

Thirteenth Supplemental Indenture, dated April 3, 2020, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.2

Fourteenth Supplemental Indenture, dated April 3, 2020, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.3

Fifteenth Supplemental Indenture, dated April 3, 2020, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.4

Sixteenth Supplemental Indenture, dated April 3, 2020, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Sullivan & Cromwell LLP, New York, New York, United States of America.
5.2	Opinion of Clifford Chance LLP, Brussels, Belgium, with respect to Anheuser-Busch InBev SA/NV and Cobrew NV.
5.3	Opinion of Clifford Chance LLP, Luxembourg, Luxembourg, with respect to Brandbrew S.A. and Brandbev S.à r.l.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)
Dated: April 3, 2020	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Global Legal Director Corporate